Contact

www.linkedin.com/in/christopher-kaspar (LinkedIn)

Top Skills

Marketing Strategy
Entrepreneurship
Business as Mission

Certifications

Culture Index Analyst
Suicide Prevention
TEFS/TESL Masters Certification

Honors-Awards

Eagle Scout
Texas A&M Buck Wierus Spirit Award
Addy Award: Best in Show for Print Publication
Addy Award: Print Publication
Addy Award: Video Campaign, Ranch Hand Saves Lives

Publications

Kaspar Quarterly: National Addy Award Winning Printed Newsletter
"Smartphones Are the New Fast Food"
"Live Fully: 9 Goals for Digital Well-Being"
"A Pain in the Pandemic: What our Kids Need in Social Isolation"
"Why You Should Never Give Your Kids an iPhone"

Christopher Kaspar

Founder. Creator. Father. Son.
Shiner, Texas, United States

Summary

Chris is the founder of Techless and creator of Wisephone, a minimalist phone for families and digital minimalists.

Chris was the co-founder and President of Espresso, a design agency specializing in ground-up brand & design strategy. Clients include Ranch Hand, TrustTexas Bank, Horizon Firearms, Ful-O-Pep Feeds, Texas Precious Metals, Kaspar Companies, and Bedrock Truck Beds. Espresso is the recipient of multiple Addy Awards for print, film and non-traditional work.

Chris founded Texas A&M's ARTISTS, a creative student organization. Today, ARTISTS continues to glorify God through deep community, discipleship and the creative arts.

Chris founded Dancing Fox Films, a film production company specializing in ministry and non-profit collaborations. Work from Dancing Fox Films has been filmed and screened worldwide, including a longform piece for Chic-Fila-A that aired on ESPN Superbowl Gameday.

Chris currently serves as the chairman of the Don G. Kaspar foundation and is a member of Capital Factory in Austin.

Chris is married to his lovely wife, Ciera, who works at home raising their four playful girls. Chris and Ciera have been foster parents for a handful of beautiful kids, are active leaders in their home church community and live for a deeper purpose.

———

Experience

Techless
Founder & CEO
January 2019 - Present (5 years 3 months)
Austin, Texas Area

We create healthy tech & reclaiming 100 Billion lifehours from screentime for people to wonder, live & imagine.

Kaspar Companies
Owner
January 2010 - Present (14 years 3 months)
Shiner, TX

Espresso
5 years 6 months

Co-Founder & President
January 2016 - January 2019 (3 years 1 month)
Shiner, TX

Co-Founder & Creative Director
August 2013 - January 2016 (2 years 6 months)
Shiner, TX

Dancing Fox Films
President & Creative Director
May 2010 - August 2014 (4 years 4 months)
International

Film production company. Clients included Russian Ministry of Education, Chic-Fil-A, Focus on the Family, Young Life, Granger Smith, the Haygoods. Work won multiple film festivals and aired on ESPN Superbowl gamedal.

Focus on the Family
Film Editor
September 2010 - May 2011 (9 months)

Shot and edited projects reaching a global audience.

Pine Cove
4 years

Work Crew Director
2006 - 2010 (4 years)
Columbus, Texas

Managed guest services and a rotating team of college students in for dining services for a family camp serving 26 families weekly.

Lead Recruiting Coordinator
January 2006 - December 2008 (3 years)

Responsible for all student recruiting efforts at Texas A&M for the 2009 school year. Led a team of 150 staffers to promote Pine Cove. Recruited over 650 individuals to fill summer positions.

Longi Silicone Corporation
Strategic Marketing
May 2009 - July 2009 (3 months)
Xi'an, Shaanxi, China

Developed strategies for solar panel manufacturer's entrance into American markets.

Education

Mays Business School - Texas A&M University
BS - Marketing, Minor - Organizational Psychology · (2006 - 2010)

Drury University
Master of Arts, Studio Art & Theory · (2011 - 2013)